                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                        Commission File Number 000-19517

                                  Title of Plan
                            THE BON-TON STORES, INC.
                          RETIREMENT CONTRIBUTION PLAN

               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                            THE BON-TON STORES, INC.
                             2801 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17402
                                 (717) 757-7660

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan

      We have audited the accompanying statement of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (formerly, The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan) (Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

      In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

      Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Beard Miller Company LLP

York, Pennsylvania
June 13, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
The Bon-Ton Stores, Inc.
Retirement Contribution Plan:

We have audited the accompanying statement of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (formerly The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Bon-Ton Retirement Contribution Plan (formerly The Bon-Ton Stores, Inc Profit Sharing/Retirement Savings Plan) as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Harrisburg, Pennsylvania
June 11, 2004

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

                                                 2004            2003
                                                 ----            ----
ASSETS

    Cash                                      $    12,181     $    10,777
                                              -----------     -----------

    Contributions receivable:
        Employer                                2,745,552       2,503,901
        Participant                                     -         187,906
                                              -----------     -----------

        TOTAL CONTRIBUTIONS RECEIVABLE          2,745,552       2,691,807
                                              -----------     -----------

    Interest and dividends receivable              32,168          15,964
                                              -----------     -----------
    Investments, at fair value:
        Common stock                           12,618,786       9,875,362
        Participant loans                         942,295         856,501
        Common/collective funds                20,949,659      19,193,923
        Mutual funds                           42,335,776      36,305,813
                                              -----------     -----------

                                               76,846,516      66,231,599
                                              -----------     -----------

        NET ASSETS AVAILABLE FOR BENEFITS     $79,636,417     $68,950,147
                                              ===========     ===========

See notes to financial statements.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                              2004              2003
                                                              ----              ----
CONTRIBUTIONS

    Employer                                              $  2,745,552      $  2,504,429
    Participant                                              4,367,075         4,268,549
                                                          ------------      ------------

        TOTAL CONTRIBUTIONS                                  7,112,627         6,772,978
                                                          ------------      ------------
INVESTMENT INCOME

    Net appreciation in fair value of investments            7,311,866        14,190,213
    Dividends                                                1,163,716           844,586
    Interest                                                    50,015            55,889
                                                          ------------      ------------

        TOTAL INVESTMENT INCOME, NET                         8,525,597        15,090,688
                                                          ------------      ------------

BENEFIT PAYMENTS AND WITHDRAWALS                            (4,684,548)       (5,765,647)
                                                          ------------      ------------

ADMINISTRATIVE EXPENSES                                       (267,406)         (214,274)
                                                          ------------      ------------
        NET INCREASE                                        10,686,270        15,883,745

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR       68,950,147        53,066,402
                                                          ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR           $ 79,636,417      $ 68,950,147
                                                          ============      ============

See notes to financial statements.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN

            During 2004, The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan was amended and renamed to The Bon-Ton Stores, Inc. Retirement Contribution Plan. The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the "Plan", is provided solely for general information purposes. Participants should refer to the Plan document for more complete information.

            GENERAL

                  The Plan is a contributory defined contribution plan covering substantially all employees of The Bon-Ton Department Stores, Inc. ("the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                  During 2004, the following additional amendments were made to the Plan:

                        a. Employees who are at least eighteen years of age may participate in the Plan, assuming other eligibility requirements are met. Previously, the minimum was twenty-one years of age.

                        b. Employees who are eligible for the Company's insurance benefits program ("benefit status employees") are now permitted to make employee contributions to the Plan upon completion of three full months of service. Previously, such employees were permitted to make employee contributions to the Plan only upon completion of one full year and at least 1,000 hours of service.

                        c. Employees who are ineligible for the Company's insurance benefits program ("non-benefit status employees") must satisfy 1,000 hours of service within the first year of employment to be permitted to make employee contributions to the Plan. Previously, non-benefit status employees had to satisfy 1,000 hours of service within the first year of employment but could commence participation in the Plan only on July 1st and January 1st.

                        d. Matching employer contributions, which are at the discretion of the Company, cannot apply to more than 5% of the participant's compensation or such greater percentage of the participant's compensation as the Company may determine. Previously, matching employer contributions could not apply to more than 5% of the participant's compensation.

            PARTICIPATION

                  Employees who are at least eighteen years of age may participate in the Plan. Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of service. Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

            PARTICIPATION (CONTINUED)

                  All employees are eligible for the Plan's matching employer contributions and profit sharing contributions on the first day of the month following completion of one full year of service and 1,000 service hours. If employees do not achieve 1,000 hours within the first year of employment, they will be eligible for the Plan's matching employer contributions and profit sharing contributions on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.

            SERVICE RULES

                  Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

            EMPLOYEE CONTRIBUTIONS

                  Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2004 and 2003, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $90,000. All employee contributions are subject to certain limitations dictated by the Internal Revenue Code (IRC).

            EMPLOYER CONTRIBUTIONS

                  The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant's compensation using the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100. Participants must meet certain eligibility requirements to receive an allocation of the Plan's profit sharing contributions.

                  Matching employer contributions are also at the discretion of the Company and, for 2004, did not apply to more than 6% of the participant's compensation. These contributions are allocated to the available investment options based upon the allocations chosen by the participant. During 2004 and 2003, the Company's matching contributions as a percentage of the employees' pretax contributions were 30% of the first 6% and 5%, respectively, of the participants' compensation. Participants must meet certain eligibility requirements to receive employer contributions.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

            PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution and an allocation of (a) the employer's contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets), and
                  (c) forfeitures of terminated participant's nonvested accounts. Allocations of Plan earnings or losses are based on participants' account balances during the valuation period. Forfeitures attributable to profit sharing contributions are allocated on the same basis as profit sharing contributions, and forfeitures attributable to matching employer contributions are allocated on the same basis as matching employer contributions. Forfeitures during 2004 and 2003 were $169,381 and $240,345, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            INVESTMENTS

                  Investment of the participants' and the Company's contributions, both matching and profit sharing, are allocated at the direction of the participant. If the participant fails to provide such direction, all contributions are automatically invested in the PNC Investment Contract Fund.

            VESTING

                  Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Profit sharing contributions also cliff vest, with 100% vesting after five years of service.

            PARTICIPANT LOANS

                  Participants may borrow from the Plan in an amount not to exceed 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear interest at prime (5.25% as of December 31, 2004) plus 1%.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

            BENEFIT PAYMENTS

                  Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). Vested balances less than $5,000 may not remain in the Plan and must be distributed to the terminated employee.

                  In the event of disability of a participant before termination of employment, a participant's account becomes 100% vested. In the event of death of a participant before termination of employment, a participant's account becomes 100% vested and is fully distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

                  Benefits due to retired and terminated participants included in the statement of net assets available for benefits amounted to $285,193 and $360,899 as of December 31, 2004 and 2003, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

            BASIS OF ACCOUNTING

                  The financial statements of the Plan are prepared under the accrual method of accounting.

            ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            INVESTMENTS

                  Participants have the option to invest their contributions and employer contributions in various investments.

                  Participants may also elect to invest in a self-directed brokerage account. This investment option allows participants to invest their funds into any security available on the open market for certain additional fees associated with the self-direction.

                  The Plan's common stock and mutual fund investments are stated at fair value measured by quoted market prices, participant loans are valued at cost (which approximates market) and common/collective funds are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets.

                  Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the payable date.

                  Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

            REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION)
                  IN FAIR MARKET VALUE

                  The computations of both realized gains and losses and unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

            ADMINISTRATIVE EXPENSES

                  Under terms of the Plan document, all expenses are paid by the Plan unless paid directly by the Company.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 3 - INVESTMENTS

            The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31:

                                                     2004             2003
                                                 -----------     -----------
Bon-Ton Stores, Inc. Common Stock, 801,193
    and 884,120 shares, respectively             $12,618,786     $ 9,875,362

American Balanced Fund, 513,906 and 493,242
    shares, respectively                           9,250,308       8,528,162

Washington Mutual Investors Fund, 417,739
    and 403,041 shares, respectively              12,858,017      11,599,533

BlackRock Core Bond Total Return Fund,
    414,991 and 416,719 shares, respectively       4,046,159       4,025,506

Janus Advisor Growth & Income Fund, 341,912
    and 428,563 shares, respectively               5,631,290       6,342,734

PNC Investment Contract Fund, 7,828,137 and
    7,419,088 units, respectively                 20,949,659      19,193,923

Federated Mid-Cap Index Fund, 218,686 and
    184,791 shares, respectively                   4,601,153       3,507,347

            The net appreciation in fair value of investments (including investments bought, sold, and held during the year) amounted to $7,311,866 and $14,190,213 for the years ended December 31, 2004 and 2003, respectively.

            The net appreciation in fair value of investments consist of the following for the years ended December 31:

                                2004             2003
                                ----             ----
Mutual funds                $ 3,437,109     $ 5,729,478
Common/collective funds         973,834         738,398
Common stock                  2,900,923       7,722,337
                            -----------     -----------

                            $ 7,311,866     $14,190,213
                            ===========     ===========

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 4 - PARTIES-IN-INTEREST TRANSACTIONS

            Certain Plan investments are shares of investment funds managed by PNC Bank, N.A., the trustee as defined by the Plan. The Plan also provides participants the election of an investment in The Bon-Ton Stores, Inc.'s common stock. These qualify as party-in-interest transactions.

            Cash fees paid by the Plan for recordkeeper services and investment management services amounted to $154,769 and $144,737, and $112,637 and $76,147, respectively, for the years ended December 31, 2004 and 2003, respectively.

            As of December 31, 2004 and 2003, the Plan held 801,193 and 884,120 shares, respectively, of The Bon-Ton Stores, Inc.'s common stock.

NOTE 5 - PLAN TERMINATION

            Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - INCOME TAX STATUS

            The Plan obtained its latest determination letter on October 22, 2002, that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS

            The following is a reconciliation of net assets available for benefits on the financial statements to the Form 5500 as of December 31:

                                                     2004             2003
                                                 ------------      ------------
Net assets available for benefits on
    the financial statements                     $ 79,636,417      $ 68,950,147
Amount allocated to withdrawing participants         (285,193)         (360,899)
                                                 ------------      ------------
Net assets available for benefits on
    the Form 5500                                $ 79,351,224      $ 68,589,248
                                                 ============      ============

            The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500 as of December 31:

                                                     2004             2003
                                                  -----------      -----------
Benefits paid to participants on the
    financial statements                          $ 4,684,548      $ 5,765,647
Amounts allocated to withdrawing
    participants at year end                          285,193          360,899
Amounts allocated to withdrawing
    participants at beginning of year                (360,899)        (156,073)
                                                  -----------      -----------
Benefits paid to participants on the Form 500     $ 4,608,842      $ 5,970,473
                                                  ===========      ===========

            Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 8 - SUBSEQUENT EVENT

            Effective January 1, 2005, the Elder-Beerman Stores Corp. Financial Partnership Plan (renamed to The Bon-Ton Stores, Inc. Retirement Contribution Plan during 2004) was merged with and into the Plan. Also effective January 1, 2005, State Street Bank & Trust Co. and CitiStreet were named as trustee and recordkeeper, respectively, for the merged Plan named The Bon-Ton Stores, Inc. Retirement Contribution Plan. Consequently, all Plan assets were transferred to State Street Bank & Trust Co. effective January 1, 2005. As part of the transfer, certain investments were replaced with investments offered by State Street Bank & Trust Co.

THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN

EMPLOYER IDENTIFICATION NUMBER :  23-1269309
PLAN NUMBER :  003
FORM 5500 - SCHEDULE H - LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2004


                                                                                 (d)        (e)
                          (b)                                   (c)              * *      CURRENT
(a)               IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT   COST      VALUE
---               -----------------                  -------------------------   ----      -----
                                                                                  $          $
 *   Bon-Ton Stores, Inc. Common Stock                  Common Stock             N/A      12,618,786
 *   Participant loans                                  5.00% to 10.50%          -0-         942,295
 *   PNC Investment Contract                            Common/Collective Fund   N/A      20,949,659
     American Century Conservative Fund Advisor         Mutual Fund              N/A         129,889
     American Century Moderate Fund Advisor             Mutual Fund              N/A         358,552
     American Century Aggressive Fund Advisor           Mutual Fund              N/A         696,817
     AIM Small Cap Growth Fund                          Mutual Fund              N/A       1,094,499
     American Balanced Fund                             Mutual Fund              N/A       9,250,308
     Washington Mutual Investors                        Mutual Fund              N/A      12,858,017
 *   BlackRock Core Bond Total Return                   Mutual Fund              N/A       4,046,159
     Federated Mid-Cap Index                            Mutual Fund              N/A       4,601,153
     Fidelity Advisor Div Int'l                         Mutual Fund              N/A       1,497,845
     Janus Advisor Growth & Income                      Mutual Fund              N/A       5,631,290
     Growth Fund of America                             Mutual Fund              N/A       1,491,939
     Excelsior Value and Restructuring                  Mutual Fund              N/A         103,400
     FBR Small Cap Class                                Mutual Fund              N/A          43,491
     Fidelity Contrafund                                Mutual Fund              N/A          59,141
     Fidelity Leveraged Company Stock                   Mutual Fund              N/A          58,016
     Laudus Rosenberg International Small Cap Inv.      Mutual Fund              N/A          45,742
     Strong Large Company Growth                        Mutual Fund              N/A          60,758
     TCW Galileo Dividend Focused Fund                  Mutual Fund              N/A          98,829
     BBH Inflation Indexed Securities                   Mutual Fund              N/A         107,145
     Fidelity Floating Rate High Income                 Mutual Fund              N/A         100,041
     Fidelity Cash Reserves                             Mutual Fund              N/A           2,746
                                                                                        ------------

                                                        Total Investments               $ 76,846,516
                                                                                        ============

* Represents a party-in-interest investment

** Historical cost has not been presented, as all investments are participant directed under an individual account plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                          The Bon-Ton Stores, Inc. Retirement Contribution Plan

                          By: The Bon-Ton Department Stores, Inc.
                              -------------------------------------------
                              Plan Administrator

                          By: /s/ Paul A. Cortese
                              -------------------------------------------
                              Paul A. Cortese
                              Vice President

Date:  June 28, 2005

                                  EXHIBIT INDEX

Exhibit    Description
-------    -----------
23.1       Consent of Beard Miller Company LLP
23.2       Consent of KPMG LLP